mn

[redacted]

08027418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 65365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercanti Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 3720
(No. and Street)

Minneapolis	Minnesota	55402
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia M. Johnson — (612)-333-0130 x 224
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James A. D'Aquila, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercanti Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CYNTHIA M JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Signature

Chief Executive Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition/Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercanti Securities, LLC

Financial Statements
and Supplementary Information

December 31, 2007

Mercanti Securities, LLC

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Mercanti Securities, LLC (Company), a wholly-owned subsidiary, as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercanti Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 22, 2008

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Mercanti Securities, LLC

Statement of Financial Condition

December 31	2007
Assets	
Cash and cash equivalents	$ 204,245
Accounts receivable	316,030
Prepaid expenses	11,058
Total Assets	$ 531,333
Member's Equity	$ 531,333

See notes to financial statements.

Mercanti Securities, LLC

Statement of Operations

Year Ended December 31	2007
Revenue	
Advisory fees	$ 20,880,000
NASD/NYSE consolidation refund	35,000
Interest income	66,216
Total Revenue	20,981,216
Operating Expenses	15,425,720
Net Income	$ 5,555,496

See notes to financial statements.

Mercanti Securities, LLC

Statement of Changes in Member's Equity

Description	2007
Balance, December 31, 2006	$ 1,730,944
Net income	**5,555,496**
Distributions to member	**(6,755,107)**
Balance, December 31, 2007	**$ 531,333**

See notes to financial statements.

Mercanti Securities, LLC

Statement of Cash Flows

Year Ended December 31	2007
Operating Activities	
Net income	$ 5,555,496
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from Parent	302,048
Accounts receivable	879,493
Prepaid expenses	(4,391)
Net Cash Provided by Operating Activities	6,732,646
Financing Activities	
Distributions to member	(6,755,107)
Net Decrease in Cash and Cash Equivalents	(22,461)
Cash and Cash Equivalents	
Beginning of year	226,706
End of year	$ 204,245

See notes to financial statements.

Mercanti Securities, LLC

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Mercanti Securities, LLC (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and is a wholly-owned subsidiary of Mercanti Group, LLC (Parent). The Company primarily provides merger and acquisition advisory services. The Company shares office space with its Parent in Minneapolis, Minnesota and Los Angeles, California.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Credit Risk

The Company maintains bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Revenue Recognition

Advisory fees are recognized primarily as transactions are completed and services are rendered.

Accounts Receivable

Management reviews individual accounts as they become past due to determine collectability. An allowance for doubtful accounts is adjusted periodically based on management's consideration of past due accounts. Individual accounts are charged against the allowance when collection efforts have been exhausted. Management considers all accounts to be fully collectable and thus no allowance for doubtful accounts is recorded.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, net capital under the rule was $204,245 and net capital was in excess of the required minimum net capital by $199,245. There was no aggregate indebtedness.

3. Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

4. Related Party Transactions

The Company has a cost-sharing agreement with its Parent to share expenses for office space, equipment, personnel and other services based on estimated usage. Effective March 31, 2007, the agreement was revised to require a minimum monthly expense allocation of $9,094. Total shared expenses incurred under this agreement was approximately $114,300 in 2007. The Company is responsible for its own direct expenses.

5. Concentration

Two clients comprised approximately 69% and 13% of advisory fees revenue in 2007.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Mercanti Securities, LLC (Company) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 22, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 22, 2008

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Mercanti Securities, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31	2007
Net Capital	
Member's equity	$ 531,333
Nonallowable assets:	
Accounts receivable	(316,030)
Prepaid expenses	(11,058)
Net Capital	$ 204,245
Computation of Net Capital Requirement	
Net capital	$ 204,245
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 199,245
Aggregate Indebtedness	
Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	-
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2007	
Net capital as reported by the Company	$ 204,245
Net audit adjustments	-
Net Capital	$ 204,245

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Mercanti Securities, LLC (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above, and communicated it in writing to management and those charged with governance on February 22, 2008.

Material Weakness
The Company is expected to establish internal controls over financial statement reporting that provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures over financial statement reporting.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Mercanti Securities, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 22, 2008

END